UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Texas Pacific Land Trust

(Name of Issuer)

Sub-shares in Certificates of Proprietary Interest

(Title of Class of Securities)

882610108

(CUSIP Number)

Eric L. Oliver
c/o SoftVest Advisors, LLC
400 Pine Street, Suite 1010
Abilene, Texas 79601
(325) 677-6177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
SoftVest, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,500*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Excludes the Horizon Shares with respect to which SoftVest, L.P. disclaims beneficial ownership.

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
SoftVest Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,500*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* Excludes the Horizon Shares with respect to which SoftVest Advisors, LLC disclaims beneficial ownership.

CUSIP No. 882610108
1	NAMES OF REPORTING PERSONS
Eric L. Oliver

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,700

	8	SHARED VOTING POWER
130,500*

	9	SOLE DISPOSITIVE POWER
2,700

	10	SHARED DISPOSITIVE POWER
130,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,200*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Excludes the Oliver Children Shares and the Horizon Shares with respect to which Mr. Oliver disclaims beneficial ownership.

This Amendment No. 7 to the Schedule 13D (this “Amendment No. 7”) relates to the sub-share certificates of proprietary interests (the “Shares”) of Texas Pacific Land Trust (“TPL” or the “Trust”) and amends the Schedule 13D filed on March 15, 2019 as amended by Amendment No. 1 filed on May 28, 2019, Amendment No. 2 filed on August 1, 2019, Amendment No. 3 filed on February 21, 2020, Amendment No. 4 filed on March 9, 2020, Amendment No. 5 filed on March 30, 2020 and Amendment No. 6 filed on June 15, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 7, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 7 is being filed by SoftVest Advisors, LLC, a Delaware limited liability company (“SoftVest Advisors”), (2) SoftVest, L.P., a Delaware limited partnership (“SoftVest LP”) and (3) Eric L. Oliver (“Mr. Oliver”).

This Amendment No. 7 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

As previously disclosed, on June 11, 2020, in connection with the plan of the Trust to reorganize (the “corporate reorganization”) into a corporation formed under Delaware law (the “New Corporation”), SoftVest LP and SoftVest Advisors entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with the Trust, Horizon Kinetics LLC, Horizon Kinetics Asset Management LLC and Mission Advisors, LP.

The Stockholders’ Agreement, which establishes certain features of governance for the New Corporation, provides that the agreement will terminate if the corporate reorganization has not been completed by December 31, 2020 (the “Outside Date”).  On December 14, 2020, the parties entered into the First Amendment to Settlement Agreement (the “Amendment”), to change the Outside Date to January 31, 2021.

Other than as expressly modified pursuant to the Amendment, the Stockholders’ Agreement, which was filed as Exhibit 10 to the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission on June 15, 2020, remains in full force and effect.

The foregoing description of the Amendment is qualified by the full text of such amendment, which is attached hereto as Exhibit 11 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by adding the following:

Percentages of the Shares outstanding reported in this Amendment No. 7 are calculated based upon the 7,756,156 Shares outstanding as of October 30, 2020, as reported in TPL’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by TPL with the SEC on November 5, 2020.

As a result of the Cooperation Agreement, Horizon and the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act.  The Shares reported in this Schedule 13D do not include security interests owned by Horizon.  Horizon has filed a separate amendment to its Schedule 13D reporting beneficial ownership of 1,622,551 Shares (the “Horizon Shares”) representing approximately 20.9% of the outstanding Shares.  This number does not include approximately 24,166 Shares held directly by senior portfolio managers of Horizon and their families.  The Reporting Persons assume no responsibility for the information contained in any such Schedule 13D or any amendment thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following:

The response to Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits
11.	First Amendment to Stockholders’ Agreement dated December 14, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOFTVEST, LP

	By:	SoftVest GP I, LLC its general partner
Date: December 15, 2020
	By:	/s/ Eric L. Oliver
		Name:	Eric L. Oliver
		Title:	President

SOFTVEST ADVISORS, LLC

Date: December 15, 2020
	By:	/s/ Eric L. Oliver
		Name:	Eric L. Oliver
		Title:	President

ERIC L. OLIVER

Date: December 15, 2020
	By:	/s/ Eric L. Oliver